Letterhead:
McAfee & Taft
A Professional Corporation

10th Floor - Two Leadership Square
211 North Robinson - Oklahoma City, OK 73102-7103
(405) 235-9621 - Fax (405) 235-0439
www.mcafeetaft.com



                                                        JUSTIN L. JACKSON
                                                          ATTORNEY AT LAW
                                                            WRITER DIRECT
                                                           (405) 552-2240
                                                       FAX (405) 228-7440
                                            Justin.Jackson@mcafeetaft.com



April 14, 2006


VIA TELECOPY (202) 772-9210
---------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Adam Halper, Division of
         Corporation and Finance

                           Re:  The American Education Corporation
                                Amendment No. 2 to Schedule 13E-3 File
                                No. 5-54041
                                Form 10-KSB/A for fiscal year ended
                                12/31/04, as amended
                                Form 10-QSB for the quarter ended
                                3/31/05, as amended
                                Form 10-QSB for quarter ended 6/30/05 and 9/30/05
                                File No. 0-10873

Ladies and Gentlemen:

    The following is responsive to your letter of comment dated January 27, 2006 (the "January Comment Letter"). We are including herewith a revised copy of the Schedule 13E-3 and the disclosure document marked to indicate changes. The following responses are keyed to your comments in the January Comment Letter. We also make reference to your initial comment letter dated July 27, 2005 (the "July Comment Letter") and your comment letter dated November 23, 2005 (the "November Comment Letter").

Schedule 13E-3
--------------

    1. In the January Comment Letter you noted that we determined that Mr. Butler, Mr. McCurry, Mr. Prust and Mr. Fink are likely affiliates engaged in this going private transaction. However, we merely stated that these individuals may be considered affiliates under Rule 12b-2 of the Securities Exchange Act of 1934 (the "Exchange Act"). We never indicated that they were engaged in this going private transaction. Nevertheless, we have amended the Schedule 13E-3 to include Messrs. Butler, McCurry, Prust and Fink as filing persons and have revised the disclosure document to include all the information required by Schedule 13E-3 for each filing person.

    2. We have included pro forma financial information in the disclosure document.

Disclosure Statement
--------------------

Summary Term Sheet, Page 1
--------------------------

    3. Item 1002(c) requires us to identify the principal market in which the subject securities are traded and to state the high and low sales price for the subject securities in that principal market. We would only be required to disclose bid and asked prices under Item 1002(c) if the Company's stock does not have a principal market. We have stated that the principal market for the Company's securities is the OTC Bulletin Board. Because there is a principal market for the Company's stock, we are required to state the high and low sales price for the Company stock and not the bid and ask price. We have revised the document so that it states the high and low sales price of the Company's stock on the OTC Bulletin Board for each quarter of the last two fiscal years.

Related Party Transactions, Page 5
----------------------------------

    4. We have revised the disclosure document to reflect that the express terms of the note executed by Mr. Butler provided for repayment in cash only. A promissory note was not prepared immediately after the Company and Mr. Butler agreed on the terms of the loan. The original note was executed from a form promissory note that the Company used for a variety of purposes without the assistance of legal counsel. At that time no one noticed that the promissory note provided only for a cash repayment by Mr. Butler. Unfortunately, there was not a great deal of consideration in the preparation of the initial documentation relating to this matter as all parties, including control shareholders, understood the transaction. This inattention set the stage for the subsequent variance in records.

    The time of the note's maturity coincided approximately with the new regulatory requirements of the Sarbanes-Oxley Act, which required all public companies to eliminate all such corporate loans. At that time, the Company was losing money and had an extremely strained relationship with its bank and management, along with the board, was concerned about the potential impact of the loan to Mr. Butler on this relationship. Prior to the note's maturity in late 2003, the following events occurred:

    a. Mr. Butler approached the Company's bank in the fall of 2003 (also his personal bank) and inquired about a personal loan from the bank that would be used to repay the Company. The bank indicated that it would require the pledge of Mr. Butler's entire holdings as collateral for such a loan.

    b. Mr. Butler reported this discussion with the bank to the board and the Company's principal shareholders. Mr. Butler, the board and the principal shareholders had several conversations as the note approached maturity regarding the most appropriate method for repayment of the note. These discussions spanned a period of approximately six months and focused on the best alternatives for both the Company's shareholders and Mr. Butler.

<Page 2>

    c. As a primary consideration, the board considered the possible negative impact that a sale by a pledgee of Mr. Butler's pledged shares would have on the Company's share price. The board was aware that sales of other known non-affiliates' holdings had been contributing factors to earlier drops in the share price of the Company's common stock and, as such, the board believed that Mr. Butler pledging all of his shares to secure a loan was not a prudent solution because the risk of continued declines in share price combined with the Company's financial performance and its then current relationship with its bank (as noted above) could possibly force a third-party liquidation.

    d. Additionally, the board considered granting Mr. Butler a bonus in the amount of the loan. However, the Company's financial condition, reported financial performance and its then current banking relationship problems made such a bonus inappropriate.

    Accordingly the board determined that the best alternative would be a surrender of the stock by Mr. Butler under the terms of the original agreement between Mr. Butler and the Company at the time of the loan.

    In early 2004 in connection with its audit of the Company's 2003 fiscal year, the Company's independent auditors, Steakley & Gilbert, P.C. discovered that the terms of the actual written note varied from the terms of the loan originally agreed upon by Mr. Butler and the Company. The independent auditor questioned management as to why Mr. Butler was allowed to repay the loan by delivering stock when the note only provided for repayment in cash. After this variance between the terms of the written note and the actual agreement between the Company and Mr. Butler was discovered, the discovery was brought before the board for discussion. The board entered into the January 30, 2004 memorandum of action to clarify the correct original terms of the loan and to ratify Mr. Butler's repayment of the note with common stock.

    As discussed previously, at the time the loan commitment was made the board of directors and Mr. Butler agreed that Mr. Butler's shares would be valued for loan repayment purposes at the higher of (i) the market value on the date the loan commitment was made, which was $1.50 per share or (ii) the amount determined by a subsequent independent valuation of the of the Company's stock.

    We filed the January 30, 2004 memorandum of action as an exhibit to the Company's Form 10-KSB for the fiscal year ended December 31, 2005.
We have revised the disclosure document to clearly indicate that the memorandum of action of the board of directors occurred after the repayment of the loan. Additionally, we have added the discussion set forth above to the disclosure document to better explain the background behind the loan to Mr. Butler, why the terms of the actual agreement varied from those in the note that was supposed to commemorate that agreement and to explain how and when the variance was discovered and why the board ratified the repayment of the note with stock on January 30, 2004, several months after the note was repaid with stock.

    5. The terms of the loan between the Company and Mr. Butler provided that Mr. Butler could repay the loan in cash or with stock, at Mr. Butler's election. The parties agreed that any

<Page 3>

stock transferred to the Company in repayment of the loan would be valued at the higher of (i) the market value on the date the loan commitment was made, which was $1.50 per share or (ii) the amount determined by a subsequent independent valuation of the of the Company's stock. Because Mr. Butler merely repaid his loan pursuant to it agreed upon terms, the Company does not consider the repayment of the loan itself to generate any compensation to Mr. Butler. The delivery of stock to the Company to repay the debt was accounted for as a repurchase of stock by the Company. The Company's independent auditing firm agreed with this method of accounting for the loan repayment.

    Our response to comment 10 of your November letter relating to making a final disposition of this matter in 2005 only referred to when the Company would make a final disposition of this matter. It was not intended to mean that the matter would be included in the 2005 financial statements. The Company intends to treat the interest payable by Mr. Butler on the note as a bonus paid to Mr. Butler. Because the amount of interest income that the Company would recognize from the note will be offset by the compensation expense to Mr. Butler in the same amount, there is no net effect on the Company's financial statements. Because there is no net effect on the Company's financial statements, the Company does not intend to restate its 2003 financial statements at this time.

Special Factors
---------------

General
-------

    6. We have revised the disclosure document to include the information requested.

Background, Page 6
------------------

    7. We have revised the disclosure document to provide as thorough background information as we can provide with respect to the Company's determination to engage in the going private transaction. As mentioned previously, many of the meetings took place on an informal basis and as such there is not a complete record of the meetings. To the extent that there were formal meetings, the actions of those meetings were summarized in board minutes. A complete and detailed description of every discussion that occurred at such meetings does not exist. From October 2004 through June 2005, the board members informally discussed with management the advice provided by the Company's special counsel regarding the various methods of going private. The board members also discussed whether the method recommended by the Company's special counsel would be fair to the Company's stockholders and discussed what the cash-out price to be paid for each share of the Company's stock should be. There was discussion between management and the Company's special counsel during this time period but there was no additional discussion between the board (other than Jeff Butler in his role as President) and the Company's special counsel. The principal shareholders had no role in the determination of the structure of the Transaction but were consulted by telephone after the structure had been decided solely to determine whether they would support the Transaction.

    8. The updated information that the board discussed or examined at this meeting on December 21, 2005 consisted mainly of the updated price information and the changes to the disclosure document that were necessitated by the two comment letters from the SEC. The board

<Page 4>

discussed this same information in an April 13, 2006 board meeting. At both meetings, the board of directors examined the increased market price and the trading activity of the Company's common stock. The board determined that the increase in the market price was an anomaly resulting from this Transaction and as such did not correctly reflect the value of the Company's shares. The Board of Directors reaffirmed its fairness determination with respect to the entire Transaction, including its fairness to the Company's unaffiliated shareholders that will be cashed-out in the Transaction and those that will not be cashed-out in the Transaction on December 21, 2005 and again on April 13, 2006. This information has been added to the disclosure document.

Reason for the Transaction, Page 9
----------------------------------

    9. Our response to comment 17 of the November Comment Letter was meant to address your questions as to why the stockholders were not interested in the sale of the Company to a third party and why the board did not pursue this as an alternative option. We were merely trying to explain why the board did not pursue the sale of the Company. Obviously, if stockholders holding over 50% of the Company's stock do not desire to pursue a course of action it would futile for the Company's officers and board of directors to pursue that course of action. We have included a statement in the disclosure document that the principal shareholders were provided deference because they had the ability to approve or reject any transaction and the Board of Directors believed it would be prudent to get their opinion prior to expending Company time and resources pursuing a transaction that the principal shareholders would ultimately reject.

    10. Mr. Smith's relationship with the Company is that of a third party investor only. If he chooses to convert his outstanding note from the Company, he would own approximately 5.8% of the Company's stock. Mr. Smith has had no participation in the Company's operations since his investment in the Company and Mr. Smith has had no role in decisions relating to the privatization transaction. Because Mr. Smith has had no participation in the Company's activities since his investment, we do not believe that any additional analysis is required to determine whether Mr. Smith is an affiliate other than an examination of the definition of an affiliate contained in Rule 12b-2 of the Exchange Act. Rule 12b-2 defines an affiliate as a person who directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. Mr. Smith does not control the Company and is neither controlled by the Company nor under common control with the Company. Mr. Smith, through ownership of his convertible note, has beneficial ownership of 5.8% of the Company. We do not consider Mr. Smith's beneficial ownership of 5.8% of the Company to constitute control of the Company. In fact, until he converts his note to common stock, he would not even be able to vote at the Company's annual meeting of stockholders. The combination of Mr. Smith's lack of participation in the operations of the Company and his beneficial ownership being limited to 5.8% of the Company's stock leads us to conclude that he is not an affiliate under Rule 12b-2 of the Exchange Act.

    You asked for additional information regarding Mr. Smith's relationship with Mr. Butler, his "long term knowledge of the Company" and Mr. Butler's and Mr. Smith's "communications and contacts." Mr. Smith visited the Company in 1995, when he was President of the Education Division of Wolters Kluwer, NV, to review the development of educational technology in the United States. At this time, Mr. Butler and Mr. Smith became acquainted and they remained in

<Page 5>

contact with each other on a personal level over the years. For example, Mr. Smith and Mr. Butler would generally have dinner whenever Mr. Butler visited the United Kingdom for business of the Company's former U.K. subsidiary, Learning Pathways, Ltd.

    11. We have revised the disclosure document in response to your comment.

Factors considered by the Board of Directors, Page 10
-----------------------------------------------------

    12. We have added the information we provided in our response to comment 31 of the November Comment Letter to the disclosure document. Additionally, we have added a description of the Company's industry to the disclosure document.

Fairness of the Transaction, Page 13
------------------------------------

    13. The most recent date for market cap that we can legitimately use would be the date of the most recent public filing for TASA and Siboney. We can update the stock price, but for TASA and Siboney we would not know the number of shares outstanding. We have revised the disclosure document to include market cap and market cap per share information as of the dates of their Forms 10-K.

    The market cap measure covered a period after June 13, 2005 because, as indicated in the disclosure document, the Board updated its fairness determination on December 21, 2005, and has now been updated its fairness determination through April 13, 2006. The Company believes that the increased stock price through approximately February 1, 2006 is was an anomaly resulting from this Transaction because the run up in the stock price is was abnormal for the Company's stock especially when the Company had not reported any positive news prior to the increase. There has had been no improvement in the Company's results of operations over this time. The only thing that is different is the presence of the upcoming Transaction. From February 1, 2006 through April 13, 2006 (the day before this latest amendment to the Company's Schedule 13E-3 was filed), the Company's stock price has trended down from $.70 per share to $.52 per share. At this time, the board of directors determined that the market had absorbed most of the anomalous price increase that, in the opinion of the directors, had been caused by the announcement of the Transaction and that the Company's stock price once again represented a value for the Company that was reasonable considering the Company's financial condition and results of operations over the past several years. When the Company filed its original Schedule 13E-3 in connection with the Transaction on June 21, 2005, the set the original cash out price at $.50 per share, which was a premium over the $.48 per share that the Company's stock had traded at the day prior to the announcement. Because the board believed that the Company's stock price was once again in line with itss past performance and future prospects, the board determined that it should increase the cash out price to $.55 per share so that shareholders would once again receive a slight premium over the market price of the Company's stock on April 13, 2006.

    The Company has been closely monitoring changes in the total number of shareholders and the concentration of their holdings since the announcement of the Transaction, but particularly since September 30, 2005. Since that time we have observed minimal changes in the number of small shareholders or their holdings.

<Page 6>

    The Company has reviewed the record holders and the Non-Objecting Shareholders at three points in time: September 30, 2005, December 31, 2005 and March 31, 2006. As of those three dates the number of holders of 2,000 shares or more was 220, 211, and 196 respectively. The number of holders of less than 2,000 shares was 2,437, 2,423, and 2,408 respectively. Based on this information the Company does not believe that investors with less than 2000 shares are buying shares to stay in as investors after the Transaction nor are they selling shares in volume.

    The Company also noted that there are two holders who started purchasing stock after the filing of the 13-E3 who accumulated in excess of 350,000 shares. We believe these new investors, acquiring shares after our initial privatization announcement put upward pressure on the share price, and since it was started after the announcement, represented speculation. One of these investors liquidated their entire position from February 14-17 and the other switched its holdings to the Objecting Shareholder classification and therefore the amount of its holdings is not known; however, this investor has indicated to the Company that he may continue to expand his ownership. During the period from January through March 2006, 617,586 shares moved from Non-Objecting Beneficial Ownership status to Objecting Beneficial Ownership status. The Company believes that these shares have been accumulated by investors with holdings of over 2,000 shares who will remain shareholders of the Company after the Transaction. The Company also believes that that given the amount of time elapsed since the announcement of the Transaction and the movement of the stock that the Company is able to follow, the holders who wished to exit have done so and that investors who wish to stay have aligned their holdings to their satisfaction and are prepared to remain holders on a long-term basis in a private company.

    14. We have revised the disclosure document to add a discounted cash flow valuation method, which produced a valuation similar to the other methods previously disclosed.

    15. The board considered the illiquidity of the Company's stock in connection with the concept that the unaffiliated stockholders that would not be cashed out in the Transaction could either divide or "otherwise adjust their holdings" so they would be cashed out in the Transaction. The board believed that there would be plenty of time between the announcement of the Transaction and the actual consummation of the Transaction to allow any stockholders wanting to divide or sell a portion of their holdings to do so, irrespective of the relative illiquidity of
the Company's stock.   The Transaction was first announced to the public
on April 1, 2005 and is still not consummated. This time period should have been ample for any stockholder to divide or sell a portion of their shares if they wished to be cashed out in the Transaction. The disclosure document has been changed to read that stockholders can otherwise divide or sell a portion of their holdings so that they will be cashed out in the Transaction, removing the reference to "otherwise adjust their holdings."

Material Federal Income Tax Consequences, Page 25
-------------------------------------------------

    16. There is no material doubt concerning the federal income tax consequences of the Transaction. The Material Tax Consequences section of the disclosure document has been substantially revised.

    17. The Material Tax Consequences section of the disclosure document has been substantially revised.

<Page 7>

Source and Amount of Funds, Page 26
-----------------------------------

    18. We have revised the disclosure document to address your comments.

Form 10-QSB for the Quarter Ended September 30, 2005
----------------------------------------------------

    19. The differences between the Forms 10-QSB for the quarters ended June 30 and September 30, 2005, and the Form 10-QSB/A for the quarter ended March 31, 2005 that was amended in response to your comment letters are very small. The Company filed its Annual Report on Form 10-KSB on March 31, 2006, and included all information required by your comments. "Item 3 - Controls and Procedures" of the Forms 10-QSB currently read "Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded the disclosure controls and procedures currently in place are adequate to ensure material information and other information requiring disclosure are identified and communicated in a timely fashion and that such disclosure controls and procedures were effective." The Forms 10-QSB should have read as follows: "Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective." The Company will make sure its Forms 10-QSB read that way in the future as well.

    20. It is undisputed that the Company did not file the note as a material agreement as required by the SEC rules after it was entered into in December of 2000. The note was filed with the Company's Form 10-KSB/A on September 9, 2005 in response to comment number 7 of your July Comment Letter. The Company chose to file the note "as is" even though the written terms of the note did not correctly reflect the transaction. As stated in our response to comment 4 in this letter, we filed the January 30, 2004 memorandum of action by the board, which sets forth the correct understanding between the Company and Mr. Butler as an exhibit to the Company's 10-KSB for the year ended December 31, 2005.

    Because the note was paid off in 2003 the Company did not feel that its delayed filing in response to the July Comment Letter had any impact on the Company's current disclosure controls and procedures effectiveness conclusion. The note was entered into prior to the implementation of Sarbarnes-Oxley Act and since that time the Company has made significant efforts to improve its disclosure controls and procedures. When the note was first entered into in December of 2000 the terms of the note were obviously not properly recorded or reported as you have indicated in this comment.

    21. The Company has filed its expanded "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of its Form 10-KSB for the fiscal year ended December 31, 2005 with a view towards responding to your comments in Item 21 of the January Comment Letter. For example, the Company disclosed the anticipated cost of updating content to meet state standards providing new content-based products and modifying its technology to improve delivery of online content for 2006. We also included a discussion on the future effects of the sale of Learning Pathways and changes at Dolphin in the Form 10-KSB.

                                     Sincerely,

                                     Justin L. Jackson